

16013286

SEC
Mail Processing
Section

FEB 29 2016

Washington DC
408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-069310~~ 8-69310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oneida Wealth Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Group Center, 706 N. Clinton Street
(No. and Street)

Syracuse, NY 13204-1327
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deresa Durkee 315-445-3152
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Ave, Floor 3 New York, NY 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

RMS

OATH OR AFFIRMATION

I, Deresa Durkee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oneida Wealth Management, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA J. DRENGEL
Notary Public, State of New York
Qualified in Onondaga County
No. 01DR4828846
Commission Expires June 30, 20 19

Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Oneida Wealth Management, Inc.
North Syracuse, New York

We have reviewed management's statements, included in the accompanying Oneida Wealth Management, Inc.'s Exemption Report, dated February 26, 2016, in which (1) Oneida Wealth Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Oneida Wealth Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) Oneida Wealth Management, Inc. stated that Oneida Wealth Management, Inc. met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Oneida Wealth Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oneida Wealth Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Crowe Horwath LLP

New York, New York
February 26, 2016



Oneida Wealth Management, Inc.'s Exemption Report

Oneida Wealth Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:

-(2)(ii) (the exemption provisions) as all customer transactions are cleared through Pershing LLC on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the period from January 1, 2015 to December 31, 2015 without exception.

Oneida Wealth Management, Inc.
[Name of Company]

I, Deresa Durkee, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Deresa F. Durkee

Title: FINOP

February 26, 2016

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Oneida Wealth Management, Inc.
North Syracuse, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Oneida Wealth Management, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries noting no findings;

2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting that the amount reported in Form SIPC-7 for total revenue was $4,032,405 agreed to the amount reported in the audited financial statements;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no findings;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments noting no findings; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no findings.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Crowe Horwath LLP

New York, New York
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*******1634*********************MIXED AADC 220
069310 FINRA DEC
ONEIDA WEALTH MANAGEMENT INC
706 N CLINTON ST
SYRACUSE NY 13204-1327

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Deresa Durkee (315) 445-3152

2. A. General Assessment (item 2e from page 2) $ 10,081.01

B. Less payment made with SIPC-6 filed (exclude interest) (4814.59)

7/31/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,266.42

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,266.42

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Oneida Wealth Management Inc.
(Name of Corporation, Partnership or other organization)

Deresa Durkee
(Authorized Signature)

Dated the 16 day of February, 2016.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,032,405
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 4,032,405
2e. General Assessment @ .0025	$ 10,081.01 (to page 1, line 2.A.)

Oneida Wealth Management, Inc.

(a wholly-owned subsidiary of Community Bank, NA)
(SEC I.D. 8-69310)

Financial Statements and Supplemental Schedules
December 31, 2015
And
Report of Independent Registered Public Accounting Firm

Oneida Wealth Management, Inc.
(a wholly-owned subsidiary of Oneida Savings Bank)
(SEC I.D. 8-69310)

Financial Statements and Supplemental Schedules
December 31, 2015

Table of Contents	**Page**



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Oneida Wealth Management, Inc.
North Syracuse, New York

We have audited the accompanying statement of financial condition of Oneida Wealth Management, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Oneida Wealth Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oneida Wealth Management, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in the Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Oneida Wealth Management, Inc.'s financial statements. The supplemental information is the responsibility of Oneida Wealth Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 26, 2016

Oneida Wealth Management, Inc.

Statement of Financial Condition
December 31, 2015

Assets

Cash and due from banks	$	2,145,147
Deposits with clearing organizations ($100,000 restricted)		1,355,914
Fixed assets, net		4,427
Prepaid expenses and accrued income		78,408
Total Assets	$	3,583,896

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	45,473
Accrued compensation and benefits		82,710
Due to related parties		263
Income taxes payable		142,831
Deferred taxes		110,699
Total liabilities		381,976
Stockholder's equity:		
Common stock, no par value, 200 shares authorized; 0 shares issued and outstanding		-
Additional paid-in capital		3,000,000
Retained earnings		201,920
Total stockholder's equity		3,201,920
Total Liabilities and Stockholder's Equity	$	3,583,896

See accompanying notes to the financial statements.

Oneida Wealth Management, Inc.

Statement of Operations
Year Ended December 31, 2015

Revenue:	
Commissions and fees	$ 3,718,432
Life insurance income	313,487
Interest income	486
Total revenue	4,032,405
Expenses:	
Compensation and benefits	2,813,860
Clearance and execution expenses	215,977
Building and occupancy	268,017
Travel and entertainment	86,310
Professional fees	53,719
Intangible amortization expense	11,493
Goodwill and intangible asset impairment	1,259,930
Other expenses	181,674
Total expenses	4,890,980
Loss before income taxes	(858,575)
Income tax expense	213,176
Net Loss	$ (1,071,751)

See accompanying notes to the financial statements.

Oneida Wealth Management, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2015	$ -	$ 3,000,000	$ 1,273,671	$ 4,273,671
Net loss	-	-	(1,071,751)	(1,071,751)
Balance at December 31, 2015	$ -	$ 3,000,000	$ 201,920	$ 3,201,920

See accompanying notes to the financial statements.

Oneida Wealth Management, Inc.

Statement of Cash Flows
Year Ended December 31, 2015

	2015
Operating activities:	
Net loss	$ (1,071,751)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	22,504
Provision for deferred income taxes	76,699
Intangible expense and impairment	1,259,930
Loss on disposal of fixed assets	11,677
Deposits with clearing organization	(1,029,148)
Prepaid expenses and accrued income	(6,703)
Changes in due to related parties	(327,541)
Taxes receivable	380,377
Accounts payable, accrued expenses and payroll	7,237
Net cash used in operating activities	(676,719)
Decrease in cash and cash equivalents	(676,719)
Cash and cash equivalents at beginning of year	2,821,866
Cash and Cash Equivalents at End of Year	$ 2,145,147

See accompanying notes to the financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

Oneida Wealth Management Inc. (the Company) was approved as a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of Financial Industry Regulatory Authority (FINRA) on April 10, 2014. Prior to April 10, 2014, the Company was a financial and investment advisory services firm which acted as an agent for and cleared securities through Cadaret, Grant and Co. on an introducing basis. The Company is 100% owned by Community Bank, NA (Parent Company) through the acquisition of Oneida Financial Corp., parent company of Oneida Savings Bank, which closed on December 4, 2015. Prior to the acquisition, Oneida Savings Bank was the parent company of Oneida Wealth Management, Inc. which was acquired in 2006 previously known as Benefit Consulting Group Inc. Benefit Consulting Group Inc. changed its name to Oneida Wealth Management Inc. in June 2013. The Company offers securities transaction services to its customers. The Company clears all of its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of the Bank of New York Mellon Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Statement of Cash Flows

The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and due from banks for purposes of the statement of cash flows.

Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. Life insurance income is recorded when earned.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives ranging from 3 to 5 years. Maintenance and repairs are charged to operating expense as incurred.

Goodwill and Other Intangible Assets

Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. The Company has selected December 31 as the date to perform the annual impairment test. Intangible assets with definite useful lives were amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

1. Summary of Significant Accounting Policies (Continued)

Goodwill and Other Intangible Assets (Continued)

Other intangible assets consisted of acquired customer relationship intangible assets arising from an acquisition. They were initially measured at fair value and then were amortized on an accelerated method over their estimated useful lives. The acquired customer relationship intangible was being amortized over 11 years.

Goodwill and intangible assets that were considered impaired based on the results of the annual impairment test will be recognized immediately in the statement of operations as an impairment loss.

Income Taxes

The Company will be included in the consolidated federal and state returns of Oneida Financial Corp. as of December 4, 2015 and then will be included in the consolidated federal and state returns of Community Bank System, Inc. for the period December 4, 2015 through December 31, 2015. The consolidated group of entities of the Parent Company follows a policy of allocating the U.S. consolidated tax liability among the participants generally based on their operating income and applicable effective income tax rate as agreed to under tax sharing agreements. All amounts due to or from are settled annually.

Income tax expense is the total of the current year income tax due or refundable (if any), and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2015.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Concentration of Credit Risk

As of December 31, 2015, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts and clearing deposits. Amounts due from depository institutions at December 31, 2015 totaled $1,906,195 and $1,355,914 from Manufacturers and Traders Trust Company and Pershing LLC respectively. Management does not believe there is a risk of loss on these deposits.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

1. **Summary of Significant Accounting Policies (Continued)**

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments (such as cash and due from banks, deposits with clearing organizations, receivables and payables), approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

2. **Fully-Disclosed Clearing Agreement**

The Company has a fully-disclosed clearing agreement with Pershing LLC whereby customer accounts are cleared and carried at Pershing LLC. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing LLC. At December 31, 2015, the Company had $100,000 of cash on deposit to satisfy this requirement. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as Pershing LLC against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

3. **Fixed Assets**

Fixed assets consist of the following at December 31, 2015:

Equipment	$	1,795
Computer equipment		2,738
		4,533
Accumulated depreciation		(106)
Net book value	$	4,427

Depreciation expense was $11,011 in 2015.

4. **Goodwill and Other Intangible Assets**

During 2006, Oneida Savings Bank completed its acquisition of Benefit Consulting Group LLC. Goodwill recorded as part of the acquisition associated with the broker dealer totaled $1.2 million and other intangible assets in the amount of $469,000.

The change in goodwill during the year is as follows:

4. Goodwill and Other Intangible Assets (Continued)

Beginning of year	$	1,249,047
Goodwill written off		(1,249,047)
End of year	$	-

Goodwill of $1,249,047 was considered impaired as of December 4, 2015 based on testing performed and in conjunction with the acquisition of Oneida Wealth Management, Inc. by Community Bank, NA. The goodwill was considered impaired at the time of the merger given the uncertainty with the customer relationships and financial consultants.

Other intangible assets consist of the following:

	As of December 31, 2015			
	Gross Carrying Value	Accumulated Amortization	Impairment	Net
Customer relationship intangible	$ 469,076	$ (458,193)	$ (10,883)	$ -
Total	$ 469,076	$ (458,193)	$ (10,883)	$ -

Aggregate amortization expense was $11,493 for 2015. Intangible assets of $10,883 were considered impaired as of December 4, 2015 as a result of the acquisition of Oneida Wealth Management, Inc. by Community Bank, NA.

5. Income Taxes

The provision for income taxes for the years ended December 31, consists of the following:

Current:		
Federal	$	249,547
State		47,224
Deferred:		
Federal		(70,747)
State		(12,848)
	$	213,176

As a result of the change in control of the Company on December 4, 2015 the Company became subject to a new tax sharing agreement. Due to Community's plan for the Company, the Company and Community agreed that the tax benefit of the goodwill and intangible would not be pushed down to the Company. Therefore the deferred tax benefit arising from the goodwill and intangible impairment was not recorded at the Company as of December 31, 2015. If the benefit was recorded at the Company, there would be a net deferred tax asset of $364,000 compared to the deferred tax liability currently recorded of $111,000.

Deferred tax assets at December 31, 2015 were $171,000 which consisted of start-up costs. The deferred tax liability of $282,000 primarily consisted of intangible amortization of $256,000.

5. Income Taxes (Continued)

Realization of deferred tax assets is dependent upon the ability to carry back deductions to prior periods when the deferred tax assets are realized and/or in generating sufficient taxable income in future periods. Based on the Company's history of taxable income and expected future taxable income, the Company has determined that a valuation allowance is not required.

At December 31, 2015, the Company had no unrecognized tax benefits. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.

The Company recognizes interest and penalties related to income tax matters as part of income tax expense. At December 31, 2015, there were no amounts accrued for interest and penalties.

The Company is subject to U.S. federal income tax as well as New York state income tax. The Company is no longer subject to federal or state examinations for tax years prior to 2012. The tax years of 2012-2015 remain open to federal and state examination.

6. Related Parties

In the ordinary course of business, the Company enters into transactions with its Parent Company and affiliates. The Company has an expense sharing agreement with its Parent Company and affiliates relating to payroll processing, human resources, management, accounting and information technology to allocated costs based on time spent on the Company. Balances related to such transactions were as follows:

Assets	
Cash and due from banks	$ 238,952
Liabilities	
Due to related parties	$ 263
Revenue	
Interest income	$ 205
Expenses	
Shared compensation expense	$ 123,658
Rent expense	55,985
Shared occupancy	34,445
	$ 214,088

The Company subleases office space from its Parent Company. The Parent Company allocates its rental costs to the company based on square footage. The leases are for one year term and are cancelable.

7. Cash Reserve Computation

The Company is exempt from the cash reserve computation provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraph (k)(2)(ii) of the Rule.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company exceeded its minimum net capital requirement at December 31, 2015. At December 31, 2015, the Company's net capital as defined by Rule 15c3-1 totaled $3,119,085, which is $2,869,085 in excess of its minimum net capital requirement of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.09 to 1 at December 31, 2015.

Supplemental Schedule

Oneida Wealth Management, Inc.
Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2015

		2015
Total stockholder's equity	$	3,201,920
Deductions and/or charges		
Net fixed assets		(4,427)
Prepaid expenses and accrued income		(78,408)
Net capital before haircuts on securities		3,119,085
Haircuts on securities		-
Net capital	$	3,119,085
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses, accrued payroll and due to related parties	$	128,446
Taxes payable		142,831
Total aggregate indebtedness	$	271,277
Aggregate indebtedness to net capital		8.70%
Computation of basic net capital requirement		
Minimum Net Capital Required - 6 2/3% of total		18,085
Minimum dollar net capital required		250,000
Net capital requirement (larger of above items)		250,000
Net capital		3,119,085
Excess net capital		2,869,085

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2015, unaudited FOCUS Part II filing submitted on January 26, 2016.

Oneida Wealth Management, Inc.
Schedule of the Computation for Determination Of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2015

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1 ________

B. (k)(2)(i) – "Special Account for Exclusive Benefit Of Customers" maintained ________

C. (k)(2)(ii) – All customer transactions cleared through another Broker-dealer on a fully disclosed basis
Name of clearing firm: Pershing LLC ___X___

D. (k)(3) – Exempted by the order of the Commission ________

There are no material differences between the information presented above and the information presented in the Company's December 31, 2015, unaudited FOCUS Part II filing submitted on January 26, 2016.